Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

The following is a Customer Question and Answer Fact Sheet distributed by Equinix, Inc., i-STT Pte Ltd and Pihana Pacific, Inc. to their customers on October 2, 2002:

Customer QA All Parties

What is the name of the new company? What will the brand be in Asia?
The combined company will remain operating under Equinix, Inc in the United States and in Asia-Pacific.

Who is the new management team?
Current Equinix management will continue to lead the merged company under the leadership of CEO, Peter Van Camp. The head of the Asia-Pacific region, reporting to Peter Van Camp, will be named at a later date.

How will the company be organized?
Further details on company organization will be announced subsequently. We are targeting completion of the transaction by year-end, subject to the approval of Equinix’s stockholders and the SEC and satisfaction or waiver of closing conditions.

What are the day-to-day changes I should expect in my dealings with Equinix, i-STT and Pihana?
In the short term operations will run business as usual for all three companies. Over the long-term, we expect to bring additional service and value to customers through our expanded global reach and service set.

Will there be any interruptions to my services as a result of this transition?
No. We expect this transition to be seamless to your operations.

Whom do I call for support?
Please continue to contact your existing support representatives.

Whom do I call to order new services for any of the 14 IBXs?
Until the close of the transaction, your sales representative can assist with any needs you may have in the U.S. and Asia-Pacific and refer you to the appropriate contacts at each respective company to handle your requirements.

Will all existing Equinix, Pihana and i-STT services continue to be supported post-merger?
Yes, we currently plan to support all existing services.

In addition, the company features network-neutrality in all locations, providing customers with the best choice of networks for the greatest operational flexibility, performance, and cost-efficiencies. The new Equinix will continue to offer customers a choice of services providers in all locations.

Will any new services be offered as a result of the merger?
Yes. Equinix will be able to provide customers of all three companies with a variety of Internet exchange and IT infrastructure services in additional locations in the US and Asia-Pacific, giving customers a single source—one vendor, one bill, consistent quality—solution.

Why is this merger good for me, the customer?
The mergers leverage clear synergies between the businesses and create the largest global network neutral Internet exchange services company. Here is why this is important to customers:

Immediate extended reach:    Leveraging the established infrastructure of all three companies gives customers immediate access to additional key business markets and new services.

One-stop Internet infrastructure services:    Our extended geographic reach encompassing 14 Internet exchange (IBX) centers in six countries will provide customers with a single source—one vendor, one bill, consistent quality—solution for your Internet exchange and IT infrastructure services requirements in two major regions.

Stable financial base:    This agreement results in a financially strengthened business with a healthy balance sheet for future business growth and a larger revenue base with the potential for strong EBITDA growth. With the completion of this deal, the new Equinix will be well positioned to continue to execute on the strengths of each of the businesses, build a profitable company, and most importantly, continue to provide superior services and support to our customers.

How can I get additional information?
Please visit the company web site at www.equinix.com for current information on products, services and company news.

FORWARD LOOKING STATEMENTS

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when it is available) and other documents filed by Equinix with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s shareholders and the solicitation of tenders from holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. This document will be available free of charge at the SEC’s Web site at http://www.sec.gov and from Equinix.